NO ACT

P.E. 01/26/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 26 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16004228

February 26, 2016

Act: 1934
Section:
Rule: 14a-8 (a)(2)
Public
Availability: 2-26-16

John Beckman
Hogan Lovells US LLP
john.beckman@hoganlovells.com

Re: Reliance Steel & Aluminum Co.
Incoming letter dated January 26, 2016

Dear Mr. Beckman:

This is in response to your letters dated January 26, 2016 and February 18, 2016 concerning the shareholder proposal submitted to Reliance by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Reliance Steel & Aluminum Co.
Incoming letter dated January 26, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Reliance may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Reliance omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

February 18, 2016

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Reliance Steel & Aluminum Co. – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing to supplement our January 26, 2016 request that the staff concur in our view that Reliance Steel & Aluminum Co. (the "***Company***") may exclude from its 2016 proxy materials the above-referenced shareholder proposal (the "***Proposal***").

In our original letter, we outlined the basis for exclusion of the Proposal in reliance upon Rule 14a-8(i)(10). Specifically, we noted that the board of directors of the Company was expected to approve, at its February 2016 meeting, an amendment to the Company's bylaws to provide for proxy access, the same procedure sought by the Proposal. In that letter we advised the staff that the Company would notify the staff supplementally of the board's action on the proposed bylaw amendment.

We write to confirm that at a meeting held on February 16, 2016, the board of directors of the Company approved an amendment to the Company's bylaws. The bylaw amendment was also described in and filed as Exhibit 3.1 to a Current Report on Form 8-K filed with the Securities and Exchange Commission on February 18, 2016, a copy of which is attached hereto as *Exhibit A*. The bylaw amendment as adopted by the board is unchanged from the proposed bylaw amendment attached as *Exhibit B* to our January 26, 2016 letter. Accordingly, we believe that for the reasons set forth in our original letter, the board's action has substantially

\\DC - 041472/000001 - 7943507 v3

implemented the Proposal and therefore the Proposal may be excluded as moot pursuant to Rule 14a-8(i)(10).

If you have any questions or need additional information, please feel free to contact me at (202) 637-5464. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at john.beckman@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

John Beckman /ay

John Beckman

Enclosure

cc: William A. Smith II (Reliance Steel & Aluminum Co.)
John Chevedden

Exhibit A

Bylaw Amendment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
February 16, 2016

RELIANCE STEEL & ALUMINUM CO.
(Exact name of registrant as specified in its charter)

Delaware	001-13122	95-1142616
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

350 S. Grand Ave., Suite 5100
Los Angeles, CA 90071
(Address of principal executive offices)

(213) 687-7700
(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On February 16, 2016, the Board of Directors of Reliance Steel & Aluminum Co. (the "Company") adopted a form of indemnification agreement (the "Indemnification Agreement") to be entered into between the Company and its directors and officers. The Indemnification Agreement supersedes and replaces the indemnification agreements previously entered into with such individuals.

The Indemnification Agreement provides that the Company will indemnify (except in certain limited circumstances) the indemnitee against all expenses (including attorneys' fees), judgments, settlement amounts, fines and penalties in connection with any action, claim, suit or proceeding to which the indemnitee is or was a party, or is threatened to be made a party, or in which he or she otherwise becomes involved as a witness or to produce documents or information, in any such case by reason of the fact that he or she is or was a director, officer, employee or agent of the Company. In addition, the Indemnification Agreement provides for the advancement of expenses incurred by the indemnitee in connection with any proceeding covered by the Indemnification Agreement, provided that the indemnitee must repay the advanced amounts if, upon conclusion of the proceeding, it is ultimately determined that the indemnitee was not entitled to indemnification.

The foregoing description of the Indemnification Agreement is a summary only and is qualified in its entirety by the full text of the form of the Indemnification Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.02 Results of Operations and Financial Condition.

On February 18, 2016, the Company issued a press release announcing financial results for the quarter and year ended December 31, 2015. Attached hereto as Exhibit 99.1 is a copy of the press release.

The information contained in this Item 2.02 and Exhibit 99.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 16, 2016, the Board of Directors of the Company adopted the First Amendment (the "Amendment") to the Company's Amended and Restated Bylaws (the "Bylaws") implementing a proxy access bylaw provision.

The Amendment appends a new Section 1.14 to the Bylaws which permits a stockholder, or a group of up to 20 stockholders, owning at least 3% of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to the greater of two individuals or 25% of the Board, provided that the nominating stockholders and the nominees satisfy the specified requirements.

The Amendment was effective on February 16, 2016. Proxy access will first be available to stockholders in connection with the Company's 2017 annual meeting.

The foregoing description of the Amendment is a summary only and is qualified in its entirety by the full text of the Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit
3.1	First Amendment, dated February 16, 2016, to Amended and Restated Bylaws of Reliance Steel & Aluminum Co.
10.1	Form of Indemnification Agreement
99.1	Press Release issued by Reliance Steel & Aluminum Co., dated February 18, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.

Dated: February 18, 2016

By: /s/ Karla R. Lewis
Karla R. Lewis
Senior Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
3.1	First Amendment, dated February 16, 2016, to Amended and Restated Bylaws of Reliance Steel & Aluminum Co.
10.1	Form of Indemnification Agreement
99.1	Press Release issued by Reliance Steel & Aluminum Co., dated February 18, 2016

Exhibit 3.1

FIRST AMENDMENT TO THE AMENDED AND RESTATED BYLAWS OF RELIANCE STEEL & ALUMINUM CO.

Section 1.14 Proxy Access.

(A) The corporation shall include in its proxy statement for an annual meeting of stockholders the name, together with the Required Information (as defined below), of any person nominated for election (a "Stockholder Nominee") to the Board of Directors by a stockholder that satisfies, or by a group of no more than twenty (20) stockholders that satisfy, the requirements of this Section 1.14 (an "Eligible Stockholder"), and that expressly elects at the time of providing the notice required by this Section 1.14 (the "Nomination Notice") to have its nominee included in the corporation's proxy materials pursuant to this Section 1.14.

(B) To be timely, a stockholder's Nomination Notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or 70 days after such anniversary date, notice by the stockholder, to be timely, must be delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by the corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Nomination Notice as described above.

(C) For purposes of this Section 1.14, the "Required Information" that the corporation will include in its proxy statement is (1) the information concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Exchange Act, and (2) if the Eligible Stockholder so elects, a Statement (as defined in Section 1.14(G)). To be timely, the Required Information must be delivered to or mailed to and received by the Secretary within the time period specified in this Section 1.14 for providing the Nomination Notice.

(D) The number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this Section 1.14 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Director nominees), together with any nominees who were previously elected to the Board of Directors as Stockholder Nominees at any of the preceding two annual meetings and who are re-nominated for election at such annual meeting by the Board of Directors, appearing in the corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (1) two or (2) 25% of the number of directors in office as of the last day on which a Nomination Notice may be delivered pursuant to this Section 1.14, or if such amount is not a whole number, the closest whole number below 25%. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 1.14 exceeds this maximum number, each Eligible Stockholder will select one Stockholder Nominee for inclusion in the corporation's proxy materials until the maximum

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number is reached, going in order of the amount (largest to smallest) of shares of the capital stock of the corporation each Eligible Stockholder disclosed as owned in its respective Nomination Notice submitted to the corporation and confirmed by the corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(E) For purposes of this Section 1.14, an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the capital stock of the corporation as to which the stockholder possesses both (1) the full voting and investment rights pertaining to the shares and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (1) the person has loaned such shares, provided that the person has the power to recall such loaned shares on no more than three business days' notice; or (2) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the capital stock of the corporation are "owned" for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the corporation and its stockholders.

(F) An Eligible Stockholder must have owned (as defined above) continuously for at least three years that number of shares of capital stock as shall constitute 3% or more of the outstanding capital stock of the corporation (the "Required Shares") as of both (1) a date within seven days prior to the date of the Nomination Notice and (2) the record date for determining stockholders entitled to vote at the annual meeting. For purposes of satisfying the foregoing ownership requirement under this Section 1.14, (1) the shares of the capital stock of the corporation owned by one or more stockholders, or by the person or persons who own shares of the capital stock of the corporation and on whose behalf any stockholder is acting, may be aggregated, provided that the number of stockholders and other persons whose ownership of shares of capital stock of the corporation is aggregated for such purpose shall not exceed 20, and (2) a group of funds under common management and investment control shall be treated as one

stockholder or person for this purpose. No person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 1.14. For the avoidance of doubt, if a group of stockholders aggregates ownership of shares in order to meet the requirements under this Section 1.14, all shares held by each stockholder constituting their contribution to the foregoing 3% threshold must be held by that stockholder continuously for at least three years, and evidence of such continuous ownership shall be provided as specified in this Section 1.14 (F).

Within the time period specified in this Section 1.14 for providing the Nomination Notice, an Eligible Stockholder must provide the following information in writing to the Secretary of the corporation:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven days prior to the date of the Nomination Notice, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date;

(ii) the written consent of each Stockholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected;

(iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act, as such rule may be amended;

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Eligible Stockholder and its affiliates and associates, or others acting in concert therewith, on the one hand, and each Stockholder Nominee, and each Stockholder Nominee's respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Eligible Stockholder making the nomination or on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant;

(v) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, the Eligible Stockholder, the effect or intent of which is to mitigate loss, manage risk or benefit from share price

change for, or maintain, increase or decrease the voting power of, such Eligible Stockholder with respect to shares of stock of the corporation, and a representation that the Eligible Stockholder will notify the corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed;

(vi) a representation whether the Eligible Stockholder will engage in a solicitation with respect to the nomination or business and, if so, the percentage of shares of the corporation's capital stock entitled to vote on such matter that are believed or intended to be held by the stockholders to be solicited, the approximate number of stockholders to be solicited if less than all, and the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act, regardless of whether such solicitation is subject to such provision) in such solicitation;

(vii) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder under Section 1.14) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (B) intends to appear in person or by proxy at the annual meeting to present the nomination, (C)has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 1.14, (D) has not engaged and will not engage in, and has not and will not be a "participant" in, another person's "solicitation" within the meaning of Rule 14a-1 (l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee or a nominee of the Board of Directors, (E) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation and (F) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including any withdrawal of the nomination; and

(viii) an undertaking that the Eligible Stockholder agrees to (A) own the Required Shares through the date of the annual meeting, (B) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation, (C) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination, solicitation or other activity by the Eligible Stockholder in connection with its efforts to elect the Stockholder Nominee pursuant to this Section 1.14, (D) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting and (E) provide to the corporation prior to the annual meeting such additional information as necessary with respect thereto.

(G) The Eligible Stockholder may provide to the Secretary of the corporation, at the time the information required by this Section 1.14 is provided, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 1.14, the corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(H) Within the time period specified in this Section 1.14 for delivering the Nomination Notice, a Stockholder Nominee must deliver to the Secretary of the corporation a written representation and agreement that the Stockholder Nominee (1) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director, and (3) will comply with all of the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement. At the request of the corporation, the Stockholder Nominee must submit all completed and signed questionnaires required of the corporation's directors and officers. The corporation may request such additional information as necessary to permit the Board of Directors to determine whether each Stockholder Nominee is independent under the listing standards of any stock exchange applicable to the corporation, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors (the "Applicable Independence Standards"). If the Board of Directors determines that a Stockholder Nominee is not independent under the Applicable Independence Standards, the Stockholder Nominee will not be eligible for inclusion in the corporation's proxy materials.

(I) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (2) does not receive at least 25% of the votes cast "for" the Stockholder Nominee's election, will be ineligible to be a Stockholder Nominee pursuant to this Section 1.14 for the next two annual meetings.

(J) The corporation shall not be required to include, pursuant to this Section 1.14, any Stockholder Nominees in its proxy materials for any meeting of stockholders (1) for which the Secretary of the corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director set forth in Section 1.13 and such stockholder does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials

pursuant to this Section 1.14, (2) if the Eligible Stockholder who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (3) who is not independent under the Applicable Independence Standards, as determined by the Board of Directors, (4) whose election as a member of the Board of Directors would cause the corporation to be in violation of these bylaws, the certificate of incorporation, the rules or regulations of any stock exchange applicable to the corporation, or any applicable law, rule or regulation, (5) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (6) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years, (7) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (8) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors, or (9) if the Eligible Stockholder or applicable Stockholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Stockholder Nominee or fails to comply with its obligations pursuant to this Section 1.14.

(K) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (1) the Stockholder Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations, agreements or representations under this Section 1.14, as determined by the Board of Directors or the person presiding at the annual meeting of stockholders, or (2) the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting of stockholders to present any nomination pursuant to this Section 1.14.

(L) The Eligible Stockholder (including any person who owns shares of capital stock of the corporation that constitute part of the Eligible Stockholder's ownership for purposes of satisfying Section 1.14(F) hereof) shall file with the Securities and Exchange Commission any solicitation or other communication with the corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

(M) For purposes of this Section 1.14, (1) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (2) "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly field by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) the Exchange Act and the rules and regulations promulgated thereunder.

Exhibit 10.1

FORM OF INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the "***Agreement***") is made and entered into as of [ ] by and between Reliance Steel & Aluminum Co., a Delaware corporation (the "***Company***"), and [ ] ("***Indemnitee***"). This Agreement supersedes and replaces any and all previous Agreements between the Company and Indemnitee covering the subject matter addressed herein.

RECITALS

WHEREAS, the Board of Directors of the Company (the "***Board***") believes that highly competent persons have become more reluctant to serve publicly-held corporations as directors and/or officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the Company;

WHEREAS, the Company's Amended & Restated Bylaws (the "***Bylaws***") require indemnification of the Company's directors and officers; Indemnitee may also be entitled to indemnification pursuant to the General Corporation Law of the State of Delaware (the "***DGCL***"); and the Bylaws and the DGCL expressly provide that the indemnification provisions set forth therein are not exclusive, and thereby contemplate that contracts may be entered into between the Company and members of the Board, officers of the Company and other persons with respect to indemnification;

WHEREAS, the Board has determined that the increased difficulty in attracting and retaining such persons is detrimental to the best interests of the Company and its stockholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future;

WHEREAS, it is reasonable, prudent and necessary for the Company to contractually obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified;

WHEREAS, this Agreement is a supplement to and in furtherance of (a) the Bylaws and (b) the certificate of incorporation and bylaws, operating agreement or similar operative document(s) of any Enterprise (as defined below), and any resolutions adopted pursuant thereto, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder; and

WHEREAS, Indemnitee does not regard the protection available under the Bylaws and insurance as adequate in the present circumstances, and may not be willing to serve or continue to serve as an officer and/or director without adequate protection, and the Company desires Indemnitee to serve or continue to serve in such capacity; Indemnitee is, however, willing to serve, continue to serve and to take on additional service for or on behalf of the Company on the condition that Indemnitee be so indemnified.

NOW, THEREFORE, in consideration of the premises and the covenants contained herein, the Company and Indemnitee do hereby covenant and agree as follows:

Section 1. Services to the Company. Indemnitee agrees to serve as a director and/or officer of the Company for so long as Indemnitee is duly elected or appointed or until the Indemnitee tenders his resignation, and, at the request of the Company may also serve from time to time as a director, officer, employee, agent, and/or fiduciary, of a Company subsidiary or an affiliated corporation, partnership, joint venture, trust, employee benefit plan or other similar organization (each such subsidiary and affiliated corporation, partnership, joint venture, trust, employee benefit plan or other organization, an "***Enterprise***"). Indemnitee may at any time and for any reason resign from such position (s) (subject to any other contractual obligation or any obligation imposed by operation of law), in which event the Company shall have no obligation under this Agreement to continue Indemnitee in such position. This Agreement shall not be deemed an employment contract between the Company or any Enterprise and Indemnitee. The foregoing notwithstanding, this Agreement shall continue in force after Indemnitee has ceased to serve as a director, officer, employee, agent, and/or fiduciary, of the Company or any Enterprise as provided in Section 16 hereof.

Section 2. Definitions. As used in this Agreement:

(a) "***agent***" shall mean any person who is or was a director, officer, or employee of the Company or a subsidiary of the Company or other person authorized by the Company to act for the Company, to include such person serving in such capacity as a director, officer, employee, fiduciary or other official of another Enterprise at the request of, for the convenience of, or to represent the interests of the Company or a subsidiary of the Company.

(b) A "***Change in Control***" shall be deemed to occur upon the earliest to occur after the date of this Agreement of any of the following events:

i. Acquisition of Stock by Third Party. Any Person (as defined below) is or becomes the Beneficial Owner (as defined below), directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company's then outstanding securities unless the change in relative Beneficial Ownership of the Company's securities by any Person results solely from a reduction in the aggregate number of outstanding shares of securities entitled to vote generally in the election of directors;

ii. Change in Board of Directors. During any period of two (2) consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in Sections 2(b)(i), 2(b)(iii) or 2(b)(iv)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the members of the Board;

iii. Corporate Transactions. The effective date of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the Surviving Entity) more than 50% of the combined voting power of the voting securities of the Surviving Entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the board of directors or other governing body of such Surviving Entity;

iv. Liquidation. The approval by the stockholders of the Company of a complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets; and

v. Other Events. There occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item on any similar schedule or form) promulgated under the Exchange Act (as defined below), whether or not the Company is then subject to such reporting requirement.

vi. Additional Definitions. For purposes of this Section 2(b), the following terms shall have the following meanings:

(A) "***Person***" shall have the meaning as set forth in Sections 13(d) and 14(d) of the Exchange Act; provided, however, that Person shall exclude (i) the Company, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, and (iii) any corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(C) "***Beneficial Owner***" shall have the meaning given to such term in Rule 13d-3 under the Exchange Act; provided, however, that Beneficial Owner shall exclude any Person otherwise becoming a Beneficial Owner by reason of the stockholders of the Company approving a merger of the Company with another entity.

(D) "***Surviving Entity***" shall mean the surviving entity in a merger or consolidation or any entity that controls, directly or indirectly, such surviving entity.

(c) "***Corporate Status***" describes the status of a person who is or was a director, officer, employee or agent of the Company or of any other Enterprise which such person is or was serving at the request of the Company.

(d) "***Disinterested Director***" shall mean a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(e) "***Enterprise***" shall mean the Company and any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan(s) or other enterprise of which Indemnitee is or was serving at the request of the Company as a director, officer, trustee, partner, managing member, employee, agent or fiduciary.

(f) "***Exchange Act***" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(g) "***Expenses***" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts and other professionals, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, ERISA excise taxes and penalties, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding. Expenses also shall include (i) Expenses incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond, supersedeas bond, or other appeal bond or its equivalent, and (ii) for purposes of Section 14(d) only, Expenses incurred by Indemnitee in connection with the interpretation, enforcement or defense of Indemnitee's rights under this Agreement, by litigation or otherwise. The parties agree that for the purposes of any advancement of Expenses for which Indemnitee has made written demand to the Company in accordance with this Agreement, all Expenses included in such demand that are certified by affidavit of Indemnitee's counsel as being reasonable in the good faith judgment of such counsel shall be presumed conclusively to be reasonable. Expenses, however, shall not include amounts paid in settlement by Indemnitee or the amount of judgments or fines against Indemnitee.

(h) "***Independent Counsel***" shall mean a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent: (i) the Company or Indemnitee in any matter material to either such party (other than with respect to matters concerning the Indemnitee under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnitee in an action to determine Indemnitee's rights under this Agreement. The Company agrees to pay the reasonable fees and expenses of the Independent Counsel referred to above and to fully indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto.

(i) The term "***Proceeding***" shall include any threatened, pending or completed action, suit, claim, counterclaim, cross claim, arbitration, mediation, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual,

threatened or completed proceeding, whether brought in the right of the Company or otherwise and whether of a civil, criminal, administrative, legislative, or investigative (formal or informal) nature, including any appeal therefrom, in which Indemnitee was, is or will be involved as a party, potential party, non-party witness or otherwise by reason of the fact that Indemnitee is or was a director or officer of the Company, by reason of any action taken by Indemnitee (or a failure to take action by Indemnitee) or of any action (or failure to act) on Indemnitee's part while acting pursuant to Indemnitee's Corporate Status, in each case whether or not serving in such capacity at the time any liability or Expense is incurred for which indemnification, reimbursement, or advancement of Expenses can be provided under this Agreement. If the Indemnitee believes in good faith that a given situation may lead to or culminate in the institution of a Proceeding, this shall be considered a Proceeding under this paragraph.

(j) References to "fines" shall include any excise tax assessed with respect to any employee benefit plan; references to "serving at the request of the Company" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner Indemnitee reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

Section 3. Indemnity in Third-Party Proceedings. The Company shall indemnify Indemnitee in accordance with the provisions of this Section 3 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding, other than a Proceeding by or in the right of the Company to procure a judgment in its favor, by reason of Indemnitee's Corporate Status. Pursuant to this Section 3, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses, judgments, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines and amounts paid in settlement) actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal Proceeding had no reasonable cause to believe that Indemnitee's conduct was unlawful. The parties hereto intend that this Agreement shall provide to the fullest extent permitted by law for indemnification in excess of that expressly permitted by statute, including, without limitation, any indemnification provided by the Company's Certificate of Incorporation, the Bylaws, vote of its stockholders or disinterested directors or applicable law.

Section 4. Indemnity in Proceedings by or in the Right of the Company. The Company shall indemnify Indemnitee in accordance with the provisions of this Section 4 if Indemnitee is, or is threatened to be made, a party to or a participant in any Proceeding by or in the right of the Company to procure a judgment in its favor by reason of Indemnitee's Corporate Status. Pursuant to this Section 4, Indemnitee shall be indemnified to the fullest extent permitted by applicable law against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with such Proceeding or any claim, issue or matter therein, if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. No indemnification for Expenses shall be made

under this Section 4 in respect of any claim, issue or matter as to which Indemnitee shall have been finally adjudged by a court to be liable to the Company, unless and only to the extent that the Delaware Court (as hereinafter defined) or any court in which the Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification.

Section 5. Indemnification for Expenses of a Party Who is Wholly or Partly Successful. Notwithstanding any other provisions of this Agreement, to the fullest extent permitted by applicable law and to the extent that Indemnitee is a party to (or a participant in) and is successful, on the merits or otherwise, in any Proceeding or in defense of any claim, issue or matter therein, in whole or in part, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee in connection therewith. If Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify Indemnitee against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection with or related to each successfully resolved claim, issue or matter to the fullest extent permitted by law. For purposes of this Section and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

Section 6. Indemnification For Expenses of a Witness. Notwithstanding any other provision of this Agreement, to the fullest extent permitted by applicable law (without regard to any standard of conduct) and to the extent that Indemnitee is, by reason of Indemnitee's Corporate Status, a witness or otherwise asked to participate in any Proceeding to which Indemnitee is not a party, Indemnitee shall be indemnified against all Expenses actually and reasonably incurred by Indemnitee or on Indemnitee's behalf in connection therewith.

Section 7. Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of Expenses, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.

Section 8. Additional Indemnification.

(a) Notwithstanding any limitation in Sections 3, 4, or 5, the Company shall indemnify Indemnitee to the fullest extent permitted by applicable law if Indemnitee is a party to or threatened to be made a party to any Proceeding (including a Proceeding by or in the right of the Company to procure a judgment in its favor) by reason of Indemnitee's Corporate Status.

(b) For purposes of Section 8(a), the meaning of the phrase "to the fullest extent permitted by applicable law" shall include, but not be limited to:

i. to the fullest extent permitted by the provision of the DGCL that authorizes or contemplates additional indemnification by agreement, or the corresponding provision of any amendment to or replacement of the DGCL, and

ii. to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which a corporation may indemnify its officers and directors.

Section 9. Exclusions. Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnification payment in connection with any claim involving Indemnitee:

(a) for which payment has actually been made to or on behalf of Indemnitee under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount paid under any insurance policy or other indemnity provision;

(b) for (i) an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law, (ii) any reimbursement of the Company by the Indemnitee of any bonus or other incentive-based or equity-based compensation or of any profits realized by the Indemnitee from the sale of securities of the Company, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "***Sarbanes-Oxley Act***"), or the payment to the Company of profits arising from the purchase and sale by Indemnitee of securities in violation of Section 306 of the Sarbanes-Oxley Act) or (iii) any reimbursement of the Company by Indemnitee of any compensation pursuant to any compensation recoupment or clawback policy adopted by the Board or the compensation committee of the Board, including but not limited to any such policy adopted to comply with stock exchange listing requirements implementing Section 10D of the Exchange Act;

(c) except as provided in Section 14(d) of this Agreement, in connection with any Proceeding (or any part of any Proceeding) initiated by Indemnitee, including any Proceeding (or any part of any Proceeding) initiated by Indemnitee against the Company or its directors, officers, employees or other indemnitees, unless (i) the Board authorized the Proceeding (or any part of any Proceeding) prior to its initiation or (ii) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law; or

(d) if a final decision by a court of competent jurisdiction determines that such indemnification is prohibited by applicable law.

Section 10. Advances of Expenses. Notwithstanding any provision of this Agreement to the contrary (other than Section 14(d)), the Company shall advance, to the extent not prohibited by law, the Expenses incurred by Indemnitee in connection with any Proceeding (or any part of any Proceeding) not initiated by Indemnitee or any Proceeding initiated by Indemnitee with the prior approval of the Board as provided in Section 9(c), and such advancement shall be made within thirty (30) days after the receipt by the Company of a statement or statements requesting such advances from time to time, whether prior to or after final disposition of any Proceeding. Advances shall be unsecured and interest free. Advances shall be made without regard to Indemnitee's ability to repay the Expenses and without regard to

Indemnitee's ultimate entitlement to indemnification under the other provisions of this Agreement. In accordance with Section 14(d), advances shall include any and all reasonable Expenses incurred pursuing an action to enforce indemnification rights under this Agreement, the Bylaws or any other agreement (including any directors' and officers' liabilities insurance maintained by the Company) now or hereafter in effect relating to indemnification, including Expenses incurred preparing and forwarding statements to the Company to support the advances claimed. The Indemnitee shall qualify for advances upon the execution and delivery to the Company of this Agreement, which shall constitute an undertaking providing that the Indemnitee undertakes to repay the amounts advanced (without interest) to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by the Company. No other form of undertaking shall be required other than the execution of this Agreement. This Section 10 shall not apply to any claim made by Indemnitee for which indemnity is excluded pursuant to Section 9.

Section 11. Procedure for Notification and Defense of Claim.

(a) Indemnitee shall notify the Company in writing of any matter with respect to which Indemnitee intends to seek indemnification or advancement of Expenses hereunder as soon as reasonably practicable following the receipt by Indemnitee of written notice thereof. The written notification to the Company shall include a description of the nature of the Proceeding and the facts underlying the Proceeding. To obtain indemnification under this Agreement, Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnitee and is reasonably necessary to determine whether and to what extent Indemnitee is entitled to indemnification following the final disposition of such Proceeding. The omission by Indemnitee to notify the Company hereunder will not relieve the Company from any liability which it may have to Indemnitee hereunder or otherwise than under this Agreement, and any delay in so notifying the Company shall not constitute a waiver by Indemnitee of any rights under this Agreement, unless the Company's ability to participate in the defense of such claim was materially and adversely affected by such omission. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that Indemnitee has requested indemnification.

(b) The Company will be entitled to participate in the Proceeding at its own expense.

Section 12. Procedure Upon Application for Indemnification.

(a) Upon written request by Indemnitee for indemnification pursuant to Section 11(a), a determination, if required by applicable law, with respect to Indemnitee's entitlement thereto shall be made in the specific case: (i) if a Change in Control shall have occurred, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to Indemnitee; or (ii) if a Change in Control shall not have occurred, (A) by a majority vote of the Disinterested Directors, even though less than a quorum of the Board, (B) by a committee of Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum of the Board, (C) if there are no such Disinterested Directors or, if such Disinterested Directors so direct, by Independent Counsel in a written

opinion to the Board, a copy of which shall be delivered to Indemnitee or (D) if so directed by the Board, by the stockholders of the Company; and, if it is so determined that Indemnitee is entitled to indemnification, payment to Indemnitee shall be made within ten (10) days after such determination. Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee's entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any costs or Expenses (including attorneys' fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee's entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnitee harmless therefrom. The Company promptly will advise Indemnitee in writing with respect to any determination that Indemnitee is or is not entitled to indemnification, including a description of any reason or basis for which indemnification has been denied.

(b) In the event the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 12(a) hereof, the Independent Counsel shall be selected as provided in this Section 12(b). If a Change in Control shall not have occurred, the Independent Counsel shall be selected by the Board, and the Company shall give written notice to Indemnitee advising Indemnitee of the identity of the Independent Counsel so selected. If a Change in Control shall have occurred, the Independent Counsel shall be selected by Indemnitee (unless Indemnitee shall request that such selection be made by the Board, in which event the preceding sentence shall apply), and Indemnitee shall give written notice to the Company advising it of the identity of the Independent Counsel so selected. In either event, Indemnitee or the Company, as the case may be, may, within ten (10) days after such written notice of selection shall have been given, deliver to the Company or to Indemnitee, as the case may be, a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of "Independent Counsel" as defined in Section 2 of this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If such written objection is so made and substantiated, the Independent Counsel so selected may not serve as Independent Counsel unless and until such objection is withdrawn or the Delaware Court has determined that such objection is without merit. If, within twenty (20) days after the later of submission by Indemnitee of a written request for indemnification pursuant to Section 11(a) hereof and the final disposition of the Proceeding, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnitee may petition the Delaware Court for resolution of any objection which shall have been made by the Company or Indemnitee to the other's selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by such court or by such other person as such court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 12(a) hereof. Upon the due commencement of any judicial proceeding or arbitration pursuant to Section 14(a) of this Agreement, Independent Counsel shall be discharged and relieved of any further responsibility in such capacity (subject to the applicable standards of professional conduct then prevailing).

Section 13. Presumptions and Effect of Certain Proceedings.

(a) In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall, to the fullest extent not prohibited by law, presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has submitted a request for indemnification in accordance with Section 11(a) of this Agreement, and the Company shall, to the fullest extent not prohibited by law, have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption. Neither the failure of the Company (including by its directors or Independent Counsel) to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Company (including by its directors or Independent Counsel) that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

(b) Subject to Section 14(e), if the person, persons or entity empowered or selected under Section 12 of this Agreement to determine whether Indemnitee is entitled to indemnification shall not have made a determination within sixty (60) days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall, to the fullest extent not prohibited by law, be deemed to have been made and Indemnitee shall be entitled to such indemnification, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law; provided, however, that such 60-day period may be extended for a reasonable time, not to exceed an additional thirty (30) days, if the person, persons or entity making the determination with respect to entitlement to indemnification in good faith requires such additional time for the obtaining or evaluating of documentation and/or information relating thereto; and provided, further, that the foregoing provisions of this Section 13(b) shall not apply (i) if the determination of entitlement to indemnification is to be made by the stockholders pursuant to Section 12(a) of this Agreement and if (A) within fifteen (15) days after receipt by the Company of the request for such determination the Board has resolved to submit such determination to the stockholders for their consideration at an annual meeting thereof to be held within seventy-five (75) days after such receipt and such determination is made thereat, or (B) a special meeting of stockholders is called within fifteen (15) days after such receipt for the purpose of making such determination, such meeting is held for such purpose within sixty (60) days after having been so called and such determination is made thereat, or (ii) if the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 12(a) of this Agreement.

(c) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

(d) For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee's action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to Indemnitee by the directors or officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser, financial advisor or other expert selected with reasonable care by or on behalf of the Enterprise. The provisions of this Section 13(d) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

(e) The knowledge and/or actions, or failure to act, of any director, officer, trustee, partner, managing member, fiduciary, agent or employee of the Enterprise shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.

Section 14. Remedies of Indemnitee.

(a) Subject to Section 14(e), in the event that (i) a determination is made pursuant to Section 12 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement; (ii) advancement of Expenses is not timely made pursuant to Section 10 of this Agreement; (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 12(a) of this Agreement within ninety (90) days after receipt by the Company of the request for indemnification; (iv) payment of indemnification is not made pursuant to Section 5, 6 or 7 or the second to last sentence of Section 12(a) of this Agreement within ten (10) days after receipt by the Company of a written request therefor; (v) payment of indemnification pursuant to Section 3, 4 or 8 of this Agreement is not made within ten (10) days after a determination has been made that Indemnitee is entitled to indemnification; or (vi) in the event that the Company or any other person takes or threatens to take any action to declare this Agreement void or unenforceable, or institutes any litigation or other action or Proceeding designed to deny, or to recover from, the Indemnitee the benefits provided or intended to be provided to the Indemnitee hereunder, then Indemnitee shall be entitled to an adjudication by a court of Indemnitee's entitlement to such indemnification or advancement of Expenses. Alternatively, Indemnitee, at Indemnitee's option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the Commercial Arbitration Rules of the American Arbitration Association. Indemnitee shall commence such proceeding seeking an adjudication or an award in arbitration within 180 days following the date on which Indemnitee first has the right to commence such proceeding pursuant to this Section 14(a). The Company shall not oppose Indemnitee's right to seek any such adjudication or award in arbitration.

(b) In the event that a determination shall have been made pursuant to Section 12(a) of this Agreement that Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 14 shall be conducted in all respects as a *de novo* trial, or arbitration, on the merits and Indemnitee shall not be prejudiced by

reason of that adverse determination. In any judicial proceeding or arbitration commenced pursuant to this Section 14 the Company shall have the burden of proving Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be.

(c) If a determination shall have been made pursuant to Section 12(a) of this Agreement that Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 14, absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(d) The Company shall, to the fullest extent not prohibited by law, be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 14 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Company is bound by all the provisions of this Agreement. It is the intent of the Company that, to the fullest extent permitted by law, the Indemnitee not be required to incur legal fees or other Expenses associated with the interpretation, enforcement or defense of Indemnitee's rights under this Agreement by litigation or otherwise because the cost and expense thereof would substantially detract from the benefits intended to be extended to the Indemnitee hereunder. The Company shall, to the fullest extent permitted by law, indemnify Indemnitee against any and all Expenses and, if requested by Indemnitee, shall (within ten (10) days after receipt by the Company of a written request therefor) advance, to the extent not prohibited by law, such Expenses to Indemnitee, which are incurred by Indemnitee in connection with any action brought by Indemnitee for indemnification or advancement of Expenses from the Company under this Agreement or under any directors' and officers' liability insurance policies maintained by the Company if, in the case of indemnification, Indemnitee is wholly successful on the underlying claims; if Indemnitee is not wholly successful on the underlying claims, then such indemnification shall be only to the extent Indemnitee is successful on such underlying claims or otherwise as permitted by law, whichever is greater.

(e) Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement of Indemnitee to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

Section 15. Non-exclusivity; Survival of Rights; Insurance; Subrogation.

(a) The rights of indemnification and to receive advancement of Expenses as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the Company's Certificate of Incorporation, the Bylaws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by Indemnitee in Indemnitee's Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in Delaware law, whether by statute or judicial decision, permits greater indemnification or advancement of Expenses than would be afforded currently

under the Bylaws and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b) To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees, or agents of the Enterprise, Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, employee or agent under such policy or policies. If, at the time of the receipt of a notice of a claim pursuant to the terms hereof, the Company has director and officer liability insurance in effect, the Company shall give prompt notice of such claim or of the commencement of a Proceeding, as the case may be, to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such policies.

(c) In the event of any payment made by the Company under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(d) The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable (or for which advancement is provided hereunder) hereunder if and to the extent that Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

(e) The Company's obligation to indemnify or advance Expenses hereunder to Indemnitee who is or was serving at the request of the Company as a director, officer, trustee, partner, managing member, fiduciary, employee or agent of any other Enterprise shall be reduced by any amount Indemnitee has actually received as indemnification or advancement of Expenses from such other Enterprise.

Section 16. Duration of Agreement. This Agreement shall continue until and terminate upon the later of: (a) ten (10) years after the date that Indemnitee shall have ceased to serve as a director, officer, employee, agent, or fiduciary of the Company or any other Enterprise or (b) one (1) year after the final termination of any Proceeding then pending in respect of which Indemnitee is granted rights of indemnification or advancement of Expenses hereunder and of any proceeding commenced by Indemnitee pursuant to Section 14 of this Agreement relating thereto. The indemnification and advancement of expenses rights provided by or granted pursuant to this Agreement shall be binding upon and be enforceable by the parties hereto and their respective successors and assigns (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the

Company); shall continue, as provided herein, as to an Indemnitee who has ceased to be a director, officer, employee, agent or fiduciary of the Company or any other Enterprise; and shall inure to the benefit of Indemnitee and Indemnitee's spouse, assigns, heirs, devisees, executors and administrators and other legal representatives.

Section 17. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; (b) such provision or provisions shall be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the parties hereto; and (c) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any Section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

Section 18. Enforcement.

(a) The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce Indemnitee to serve as a director or officer of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving or continuing to serve as a director or officer of the Company.

(b) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof; provided, however, that this Agreement is a supplement to and in furtherance of the rights provided under the Bylaws and applicable law, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder.

Section 19. Modification and Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement nor shall any waiver constitute a continuing waiver.

Section 20. Notice by Indemnitee. Indemnitee agrees promptly to notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification or advancement of Expenses covered hereunder. The failure of Indemnitee to so notify the Company shall not relieve the Company of any obligation which it may have to the Indemnitee under this Agreement or otherwise.

Section 21. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed; (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed; or (c) delivered by reputable overnight courier and receipted for by the party to whom said notice or other communication shall have been directed:

(a) If to Indemnitee, at the address indicated on the signature page of this Agreement or such other address as Indemnitee shall provide to the Company pursuant to this Section 21.

(b) If to the Company:

Reliance Steel & Aluminum Co.
Attn: General Counsel
350 S. Grand Avenue, Suite 5100
Los Angeles, CA 90071
Tel: 213-687-7700

or to any other address as the Company may furnish to Indemnitee pursuant to this Section 21.

Section 22. Contribution. To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnitee for any reason whatsoever, the Company, in lieu of indemnifying Indemnitee, shall contribute to the amount incurred by Indemnitee, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to an indemnifiable event under this Agreement, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) the relative benefits received by the Company and Indemnitee as a result of the event(s) and/or transaction(s) giving cause to such Proceeding; and/or (ii) the relative fault of the Company (and its directors, officers, employees and agents) and Indemnitee in connection with such event(s) and/or transaction(s).

Section 23. Applicable Law and Consent to Jurisdiction. This Agreement and the legal relations among the parties shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules. Except with respect to any arbitration commenced by Indemnitee pursuant to Section 14(a) of this Agreement, the Company and Indemnitee hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Court of Chancery of the State of Delaware (the "***Delaware Court***"), and not in any other state or federal court in the United States of America or any court in any other country; (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement; (iii) appoint, to the extent such party is not otherwise subject to service of process in the State of Delaware, irrevocably RL&F Service Corp., 920 North King Street, 2nd Floor, Wilmington, New Castle County, Delaware 19801 as its agent in the State of Delaware as such party's agent for acceptance of legal process in connection with any such action or proceeding against such party

with the same legal force and validity as if served upon such party personally within the State of Delaware; (iv) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court; and (v) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

Section 24. Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

Section 25. Miscellaneous. Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate. The headings of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

* * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed as of the day and year first above written.

RELIANCE STEEL & ALUMINUM CO.	**NAME**
By: ______________________	______________________
Name:	Address:
Title:	

Exhibit 99.1

RELIANCE STEEL & ALUMINUM CO. REPORTS FOURTH QUARTER AND FULL YEAR 2015 FINANCIAL RESULTS

– Record full year cash flow from operations of $1.0 billion
– Fourth quarter EPS of $0.94
– Strong operational execution; fourth quarter FIFO gross profit margin increased to 26.7%

LOS ANGELES—February 18, 2016—Reliance Steel & Aluminum Co. (NYSE: RS) today reported its financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Financial Highlights

- Sales were $2.03 billion, down 21.4% from $2.58 billion in the fourth quarter of 2014 and down 11.4% from $2.29 billion in the third quarter of 2015.
- Tons sold were down 6.1% from the fourth quarter of 2014 and down 7.1% from the third quarter of 2015, with the average selling price per ton sold down 16.6% from the fourth quarter of 2014 and down 4.5% from the third quarter of 2015.
- Net income attributable to Reliance was $68.6 million, down 25.7% from $92.3 million in the fourth quarter of 2014 and up 33.5% from $51.4 million in the third quarter of 2015.
- Earnings per diluted share were $0.94, down 20.3% from $1.18 in the fourth quarter of 2014 and up 36.2% from $0.69 in the third quarter of 2015.
- Non-GAAP earnings per diluted share were $0.87, down 13.9% from $1.01 in the fourth quarter of 2014 and down 25.0% from $1.16 in the third quarter of 2015.
- A pre-tax LIFO inventory valuation credit adjustment, or income, of $42.0 million, is included in cost of sales compared to a pre-tax LIFO charge, or expense, of $24.5 million in the fourth quarter of 2014 and a credit of $35.0 million in the third quarter of 2015.
- The effective tax rate was 27.1%, compared to 26.6% in the fourth quarter of 2014 and 32.1% in the third quarter of 2015.
- Cash flow from operations was $308.7 million in the fourth quarter of 2015 and net debt-to-total capital was 31.8% at December 31, 2015.
- Reliance repurchased $13.2 million of its common stock, or 0.2 million shares, at an average price of $54.63 per share, during the fourth quarter of 2015.

- A quarterly cash dividend of $0.40 per share was declared on February 16, 2016 for stockholders of record as of March 11, 2016 and will be payable on March 31, 2016.

Full Year 2015 Financial Highlights

- Sales were $9.35 billion, down 10.5% from $10.45 billion in 2014.
- Tons sold were down 2.8% from 2014 and the average selling price per ton sold was down 8.6%.
- Net income attributable to Reliance was $311.5 million, down 16.2% from $371.5 million in 2014.
- Earnings per diluted share were $4.16, down 12.1% from $4.73 in 2014.
- Non-GAAP earnings per diluted share were $4.55, down 5.8% from $4.83 in 2014.
- A pre-tax LIFO inventory valuation credit adjustment, or income, of $117.0 million, is included in cost of sales compared to a pre-tax LIFO charge, or expense, of $54.5 million in 2014.
- The effective tax rate was 31.1% for both 2015 and 2014.
- Cash flow from operations was a record $1.0 billion, compared to $356.0 million in 2014.
- Reliance repurchased $355.5 million of its common stock, or 6.2 million shares, at an average price of $57.39 per share in 2015. On October 20, 2015, the Board of Directors amended Reliance's existing share repurchase program increasing by 7.5 million shares the total shares authorized for repurchase and extending the share repurchase program through December 2018.

Management Commentary

"We were very pleased with our strong operational execution throughout 2015 despite a very challenging economic environment that continued to pressure metals pricing," said Gregg Mollins, President and Chief Executive Officer of Reliance. "We finished the year generating record cash flow from operations of $1.0 billion, which affords us ample liquidity and financial flexibility to execute on our capital allocation priorities. We were also successful in reducing inventory, a key area of focus for Reliance in 2015, by an additional $193.3 million during the quarter, and $433.1 million for the year. We once again increased our fourth quarter FIFO gross profit margin to 26.7%, up 30 basis points from the prior quarter, and up 160 basis points from the fourth quarter of 2014. The ability of our managers in the field to increase our FIFO gross profit margin in each successive quarter of 2015, during a period when metals pricing declined each successive quarter, reflects the outstanding quality of people that we have throughout Reliance."

Mr. Mollins continued, "Notwithstanding the slumping energy market and ongoing concerns over slowed growth in China, demand trends held up relatively well during the fourth quarter, yet were softer than anticipated. Fourth quarter demand also reflected the normal seasonal slowdown caused by fewer shipping days due to the holiday season and holiday-related closures by many of our customers. Our fourth quarter tons sold were down 7.1% from the third quarter, and once again outperformed the MSCI industry average decline of 10.1%. For the full year of 2015 compared to 2014, we outpaced the industry with a 2.8% decline in tons sold compared to the MSCI industry average decline of 7.5%. Pricing was also softer than anticipated in the fourth quarter, despite some recent price increases on flat-rolled carbon steel and plate. We had expected fourth quarter pricing to be down 1% to 2%; however, conditions continued to soften throughout the quarter resulting in our average selling price per ton sold declining 4.5% compared to the prior quarter, and 16.6% compared to the fourth quarter of 2014."

Mr. Mollins concluded, "Despite the challenges we face in our industry at large, I am very pleased with our 2015 performance which reflected superior operational execution. Our performance enabled us to continue to grow our market share, increase our gross profit margins, generate significant cash to fund our growth strategy - including the acquisition of Tubular Steel, Inc. on January 1, 2016 - and return value to our stockholders. We remain optimistic about the year ahead and look forward to building upon our operational momentum."

Fourth Quarter 2015 Business Metrics

(tons in thousands; percentage change)	Q4 2015	Q3 2015	Sequential Quarter Change	Q4 2014	Year-Over-Year Change
Tons sold	1,380.3	1,485.9	(7.1)%	1,469.3	(6.1)%
Tons sold (same-store)	1,368.2	1,474.7	(7.2)%	1,457.2	(6.1)%
Average selling price per ton sold	$ 1,460	$ 1,529	(4.5)%	$ 1,751	(16.6)%
Average selling price per ton sold (same-store)	$ 1,416	$ 1,485	(4.6)%	$ 1,711	(17.2)%

Fourth Quarter 2015 Major Commodity Metrics

	Tons Sold (tons in thousands; percentage change)					Average Selling Price per Ton Sold (percentage change)	
	Q4 2015 Tons Sold	Q3 2015 Tons Sold	Sequential Quarter Change	Q4 2014 Tons Sold	Year-Over-Year Change	Sequential Quarter Change	Year-Over-Year Change
Carbon steel	1,127.9	1,216.0	(7.2)%	1,199.3	(6.0)%	(5.2)%	(18.0)%
Aluminum	81.7	85.7	(4.7)%	81.8	(0.1)%	(2.1)%	(5.0)%
Stainless steel	71.8	76.3	(5.9)%	73.8	(2.7)%	(7.3)%	(22.5)%
Alloy	47.8	56.0	(14.6)%	76.7	(37.7)%	(0.9)%	(9.0)%

	Sales ($ in millions; percentage change)				
	Q4 2015 Sales	Q3 2015 Sales	Sequential Quarter Change	Q4 2014 Sales	Year-Over-Year Change
Carbon steel	$ 1,076.1	$ 1,223.4	(12.0)%	$ 1,394.6	(22.8)%
Aluminum	$ 416.3	$ 446.2	(6.7)%	$ 438.3	(5.0)%
Stainless steel	$ 283.0	$ 324.4	(12.8)%	$ 375.3	(24.6)%
Alloy	$ 126.4	$ 149.6	(15.5)%	$ 223.2	(43.4)%

Full Year 2015 Business Metrics

(tons in thousands; percentage change)	2015	2014	Year-Over-Year Change
Tons sold	5,918.9	6,086.9	(2.8)%

Tons sold (same-store)	5,871.5	6,067.9	(3.2)%
Average selling price per ton sold	$ 1,572	$ 1,719	(8.6)%
Average selling price per ton sold (same-store)	$ 1,529	$ 1,704	(10.3)%

Full Year 2015 Major Commodity Metrics

	Tons Sold (tons in thousands; percentage change)			Average Selling Price per Ton Sold (percentage change)
	2015 Tons Sold	2014 Tons Sold	Year-Over-Year Change	Year-Over-Year Change
Carbon steel	4,831.6	4,983.9	(3.1)%	(10.3)%
Aluminum	343.4	321.4	6.8%	1.8%
Stainless steel	303.8	312.8	(2.9)%	(9.1)%
Alloy	230.8	320.3	(27.9)%	(5.4)%

	Sales ($ in millions; percentage change)		
	2015 Sales	2014 Sales	Year-Over-Year Change
Carbon steel	$ 5,023.0	$ 5,781.6	(13.1)%
Aluminum	$ 1,801.5	$ 1,655.7	8.8%
Stainless steel	$ 1,339.5	$ 1,517.2	(11.7)%
Alloy	$ 636.9	$ 934.4	(31.8)%

End-market Commentary

During the fourth quarter of 2015, Reliance experienced a general drop off in demand consistent with normal seasonal trends in the fourth quarter, mainly due to reduced shipping days from customer closures over the holidays. While Reliance had expected reduced demand in the quarter, macro sentiment regarding general economic factors, including a continued decline in oil prices, was more negative than anticipated. The Company expects underlying demand to increase in the first quarter of 2016 as compared to the fourth quarter of 2015 due to normal seasonal factors, including additional shipping days.

- Automotive demand, supported mainly by the Company's toll processing operations in the U.S. and Mexico, remains strong and is expected to continue at current production rates in 2016. Reliance has increased its toll processing volume and investments in this business primarily to support incremental processing from the increased usage of aluminum by the automotive industry.

- Aerospace demand remained strong throughout 2015 and is expected to continue at current strong levels through 2016 given healthy "build" rates and a robust backlog. Reliance expects it will continue to grow its market share in aerospace given the various investments and key acquisitions it has made in this space.

- Heavy industry demand remained at low levels. Reliance expects demand in heavy industry, specifically in road equipment, to increase in 2016 as a result of the five year infrastructure bill that was passed in December 2015.

- Non-residential construction continues to improve, but remains well below peak levels. Reliance believes that this important end-market will continue to maintain gradual, positive growth in 2016.

- Energy (oil and gas) demand for the products Reliance sells declined significantly in 2015, with further declines in the fourth quarter, due to the severe drop in oil prices and is expected to remain under pressure in 2016.

Balance Sheet & Liquidity

The Company generated record cash flow from operating activities of $1.0 billion in the twelve months ended December 31, 2015, compared to $356.0 million in 2014. The Company paid down $167.5 million of debt during the fourth quarter, and $376.6 million in 2015, with total debt outstanding of $1.9 billion at

December 31, 2015, and a net debt-to-total capital ratio of 31.8%. The Company had $1.1 billion available for borrowings on its $1.5 billion revolving credit facility at December 31, 2015.

"As part of our concerted effort to significantly reduce our inventories over the course of 2015, we were able to generate record cash from operations, allowing us to continue investing in the growth of our business and returning capital to stockholders," commented Karla Lewis, Senior Executive Vice President and Chief Financial Officer of Reliance. "Our business model allows us to generate cash during cyclical downturns through effective working capital management, along with strong operational profits. We used our $1.0 billion of cash from operations to fund $172.2 million of capital expenditures, pay $120.1 million of dividends to our stockholders, repurchase $355.5 million of our shares, and reduce our debt by $376.6 million. Our strong liquidity position also enabled us to further grow our business with an acquisition in early 2016."

Corporate Developments

On February 16, 2016, the Board of Directors declared a quarterly cash dividend of $0.40 per share of common stock, payable on March 31, 2016 to stockholders of record as of March 11, 2016. The Company has paid regular quarterly dividends for 56 consecutive years and has increased the dividend 22 times since the 1994 IPO.

During the three months ended December 31, 2015, the Company repurchased $13.2 million of its common stock under its existing share repurchase program. Reliance repurchased 6.2 million shares in 2015 at an average price of $57.39 per share, for a total of $355.5 million. At December 31, 2015, approximately 8.4 million shares remained available for repurchase under the share repurchase program. The Company expects to continue opportunistically repurchasing shares of its common stock going forward.

Effective January 1, 2016, Reliance acquired all of the capital stock of Tubular Steel, Inc. ("TSI"), a distributor and processor of carbon, alloy and stainless steel pipe, tubing and bar products. Headquartered in St. Louis, Missouri and founded in 1953, TSI stocks over 60,000 tons and ships custom-cut lengths of pipe, tubing and bar products from its seven service center locations across the United States. TSI also has a fabrication business located in the St. Louis area that supports its diverse customer base. TSI's net sales were approximately $200 million for the twelve months ended December 31, 2014.

Business Outlook

Reliance management is confident in the Company's continued ability to execute well in the current environment, and is optimistic that the U.S. economy will continue its slow growth going forward. As a result, Reliance management estimates a sequential increase in tons sold of approximately 6% to 8% in the first quarter of 2016 over the fourth quarter of 2015, which includes both the normal seasonal increase in shipping volumes compared to the fourth quarter and additional volume from Tubular Steel, Inc. Reliance management also believes that metals pricing for most products the Company sells has stabilized at the current low levels, with the potential to improve slightly in the first quarter, as a result of the price increases announced for a number of the products the Company sells. Accordingly, management expects the Company's average selling price in the first quarter of 2016 to be flat to up 1.5% from the fourth quarter of 2015. However, given this pricing scenario, Reliance does not anticipate any LIFO adjustment in the first quarter of 2016, compared to $0.35 per share of LIFO income in the fourth quarter of 2015. As a result, management currently expects Non-GAAP earnings per diluted share to be in the range of $0.80 to $0.90 for the quarter ending March 31, 2016.

Conference Call Details

A conference call and simultaneous webcast to discuss the fourth quarter and full year 2015 financial results and business outlook will be held today, February 18, 2016 at 11:00 a.m. Eastern Time / 8:00 a.m. Pacific Time. To listen to the live call by telephone, please dial (877) 407-0789 (U.S. and Canada) or (201) 689-8562 (International) approximately 10 minutes prior to the start time and use conference ID: 13629147. The call will also be broadcast live over the Internet hosted on the Investors section of the Company's website at investor.rsac.com.

For those unable to participate during the live broadcast, a replay of the call will also be available beginning that same day at 2:00 p.m. Eastern Time until 11:59 p.m. Eastern Time on Thursday, March 3, 2016 by dialing (877) 870-5176 and entering the conference ID: 13629147. The webcast will remain posted on the Investors section of Reliance's web site at investor.rsac.com for 90 days.

About Reliance Steel & Aluminum Co.

Reliance Steel & Aluminum Co., headquartered in Los Angeles, California, is the largest metals service center company in North America. Through a network of more than 300 locations in 39 states and 12

countries outside of the United States, Reliance provides value-added metals processing services and distributes a full line of over 100,000 metal products to more than 125,000 customers in a broad range of industries.

Forward-Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, discussions of Reliance's business strategies and its expectations concerning future metals pricing and demand and the Company's results of operations, margins, profitability, impairment charges, liquidity, litigation matters and capital resources. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" and "continue," the negative of these terms, and similar expressions.

These forward-looking statements are based on management's estimates, projections and assumptions as of today's date that may not prove to be accurate. Forward-looking statements involve known and unknown risks and uncertainties and are not guarantees of future performance. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, those disclosed in reports Reliance has filed with the Securities and Exchange Commission (the "SEC"). As a result, these statements speak only as of the date that they are made, and Reliance disclaims any and all obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important risks and uncertainties about Reliance's business can be found in the Company's Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC.

CONTACT:
Brenda Miyamoto
Investor Relations
(213) 576-2428
investor@rsac.com

or Addo Communications
(310) 829-5400

(Tables to follow)

RELIANCE STEEL & ALUMINUM CO.
SELECTED UNAUDITED FINANCIAL DATA
(in millions, except share and per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2015	2014	2015	2014
Income Statement Data:				
Net sales	$ 2,026.2	$ 2,576.7	$ 9,350.5	$ 10,451.6
Gross profit(1)	582.0	622.3	2,546.9	2,621.0
Operating income	115.4	136.1	546.6	617.4
Pre-tax income	94.5	127.6	458.7	546.3
Net income attributable to Reliance	68.6	92.3	311.5	371.5
Diluted earnings per share attributable to Reliance stockholders	$ 0.94	$ 1.18	$ 4.16	$ 4.73
Non-GAAP diluted earnings per share attributable to Reliance stockholders(2)	$ 0.87	$ 1.01	$ 4.55	$ 4.83
Weighted average shares outstanding — diluted	72,614,482	78,440,744	74,902,064	78,615,939
Gross profit margin(1)	28.7%	24.2%	27.2%	25.1%
Operating income margin	5.7%	5.3%	5.8%	5.9%
Pre-tax income margin	4.7%	5.0%	4.9%	5.2%
Net income margin — Reliance	3.4%	3.6%	3.3%	3.6%
Cash dividends per share	$ 0.40	$ 0.35	$ 1.60	$ 1.40

	December 31, 2015	December 31, 2014*
Balance Sheet and Other Data:		
Current assets	$ 2,554.2	$ 3,121.1
Working capital	1,564.5	2,458.3
Property, plant and equipment, net	1,635.5	1,656.4
Total assets	7,121.6	7,822.4
Current liabilities	989.7	662.8
Long-term debt	1,427.9	2,208.1
Total Reliance stockholders' equity	3,914.1	4,099.0
Capital expenditures	172.2	190.4
Cash provided by operations	1,025.0	356.0
Net debt-to-total capital(3)	31.8%	34.9%
Return on Reliance stockholders' equity(4)	7.6%	9.6%
Current ratio	2.6	4.7
Book value per share(5)	$ 54.59	$ 53.03

* Amounts were derived from audited financial statements.

(1) Gross profit, calculated as net sales less cost of sales, and gross profit margin, calculated as gross profit divided by net sales, are non-GAAP financial measures as they exclude depreciation and amortization expense associated with the corresponding sales. The majority of our orders are basic distribution with no processing services performed. For the remainder of our sales orders, we perform "first-stage" processing which is generally not labor intensive as we are simply cutting the metal to size. Because of this, the amount of related labor and overhead, including

depreciation and amortization, are not significant and are excluded from our cost of sales. Therefore, our cost of sales is primarily comprised of the cost of the material we sell. We use gross profit and gross profit margin as shown above as measures of operating performance. Gross profit and gross profit margin are important operating and financial measures, as their fluctuations can have a significant impact on our earnings. Gross profit and gross profit margin, as presented, are not necessarily comparable with similarly titled measures for other companies.

(2) See accompanying Non-GAAP earnings reconciliation.
(3) Net debt-to-total capital is calculated as total debt (net of cash) divided by total Reliance stockholders' equity plus total debt (net of cash). The December 31, 2014 percentage has been retrospectively adjusted pursuant to our adoption of accounting changes related to the presentation of debt issuance costs.
(4) Calculations are based on the latest twelve months net income attributable to Reliance and beginning total Reliance stockholders' equity.
(5) Book value per share is calculated as total Reliance stockholders' equity divided by outstanding common shares.

RELIANCE STEEL & ALUMINUM CO.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions, except share amounts)

	December 31, 2015	December 31, 2014*
ASSETS		
Current assets:		
Cash and cash equivalents	$ 104.3	$ 106.2
Accounts receivable, less allowance for doubtful accounts of $16.3 at December 31, 2015 and $18.3 at December 31, 2014	916.6	1,144.6
Inventories	1,436.0	1,752.1
Prepaid expenses and other current assets	60.8	71.8
Income taxes receivable	36.5	—
Deferred income taxes	—	46.4
Total current assets	2,554.2	3,121.1
Property, plant and equipment:		
Land	196.2	197.5
Buildings	1,006.3	983.2
Machinery and equipment	1,569.8	1,479.8
Accumulated depreciation	(1,136.8)	(1,004.1)
	1,635.5	1,656.4
Goodwill	1,724.8	1,736.4
Intangible assets, net	1,125.4	1,227.4
Cash surrender value of life insurance policies, net	45.8	46.4
Other assets	35.9	34.7
Total assets	$ 7,121.6	$ 7,822.4
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 247.0	$ 286.5
Accrued expenses	83.0	98.2
Accrued compensation and retirement costs	118.7	128.4
Accrued insurance costs	40.2	46.6
Current maturities of long-term debt and short-term borrowings	500.8	93.9
Income taxes payable	—	9.2
Total current liabilities	989.7	662.8
Long-term debt	1,427.9	2,208.1
Long-term retirement costs	103.8	102.2
Other long-term liabilities	30.4	28.5
Deferred income taxes	627.1	692.9
Commitments and contingencies		
Equity:		
Preferred stock, $0.001 par value: Authorized shares — 5,000,000 None issued or outstanding	—	—
Common stock and additional paid-in capital, $0.001 par value: Authorized shares — 200,000,000 Issued and outstanding shares — 71,739,072 at December 31, 2015 and 77,337,251 at December 31, 2014	533.8	819.4
Retained earnings	3,480.0	3,328.5
Accumulated other comprehensive loss	(99.7)	(48.9)
Total Reliance stockholders' equity	3,914.1	4,099.0

Noncontrolling interests	28.6	28.9
Total equity	3,942.7	4,127.9
Total liabilities and equity	$ 7,121.6	$ 7,822.4

* Amounts were derived from audited financial statements.

RELIANCE STEEL & ALUMINUM CO.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2015	2014	2015	2014
Net sales	$ 2,026.2	$ 2,576.7	$ 9,350.5	$ 10,451.6
Costs and expenses:				
Cost of sales (exclusive of depreciation and amortization shown below)	1,444.2	1,954.4	6,803.6	7,830.6
Warehouse, delivery, selling, general and administrative	412.7	431.0	1,728.5	1,789.8
Depreciation and amortization	53.9	55.2	218.5	213.8
Impairment of long-lived assets	—	—	53.3	—
	1,910.8	2,440.6	8,803.9	9,834.2
Operating income	115.4	136.1	546.6	617.4
Other income (expense):				
Interest	(21.0)	(20.7)	(84.3)	(81.9)
Other expense (income), net	0.1	12.2	(3.6)	10.8
Income before income taxes	94.5	127.6	458.7	546.3
Income tax provision	25.6	33.9	142.5	170.0
Net income	68.9	93.7	316.2	376.3
Less: Net income attributable to noncontrolling interests	0.3	1.4	4.7	4.8
Net income attributable to Reliance	$ 68.6	$ 92.3	$ 311.5	$ 371.5
Earnings per share attributable to Reliance stockholders:				
Diluted	$ 0.94	$ 1.18	$ 4.16	$ 4.73
Basic	$ 0.96	$ 1.19	$ 4.20	$ 4.78
Cash dividends per share	$ 0.40	$ 0.35	$ 1.60	$ 1.40

RELIANCE STEEL & ALUMINUM CO.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Twelve Months Ended December 31,	
	2015	2014
Operating activities:		
Net income	$ 316.2	$ 376.3
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	218.5	213.8
Impairment of long-lived assets	53.3	—
Deferred income tax benefit	(17.1)	(18.2)
Gain on sales of property, plant and equipment	(2.2)	(12.9)
Stock-based compensation expense	21.3	22.8
Other	9.8	(4.9)
Changes in operating assets and liabilities (excluding effect of businesses acquired):		
Accounts receivable	222.5	(97.2)
Inventories	306.8	(131.0)
Prepaid expenses and other assets	(25.2)	31.5
Accounts payable and other liabilities	(78.9)	(24.2)

Net cash provided by operating activities	1,025.0	356.0
Investing activities:		
Purchases of property, plant and equipment	(172.2)	(190.4)
Acquisitions, net of cash acquired	(0.4)	(208.2)
Proceeds from sale of business, net	—	26.2
Other	2.7	7.4
Net cash used in investing activities	(169.9)	(365.0)
Financing activities:		
Net short-term debt borrowings	12.7	1.7
Proceeds from long-term debt borrowings	573.0	719.0
Principal payments on long-term debt	(962.3)	(552.2)
Dividends and dividend equivalents paid	(120.1)	(108.7)
Exercise of stock options	15.1	28.8
Share repurchases	(355.5)	(50.0)
Other	(11.4)	(5.6)
Net cash (used in) provided by financing activities	(848.5)	33.0
Effect of exchange rate changes on cash	(8.5)	(1.4)
(Decrease) increase in cash and cash equivalents	(1.9)	22.6
Cash and cash equivalents at beginning of year	106.2	83.6
Cash and cash equivalents at end of year	$ 104.3	$ 106.2
Supplemental cash flow information:		
Interest paid during the year	$ 82.0	$ 82.4
Income taxes paid during the year, net	$ 204.9	$ 134.2
Non-cash investing and financing activities:		
Debt assumed in connection with acquisition	$ —	$ 39.2

RELIANCE STEEL & ALUMINUM CO.
NON-GAAP EARNINGS RECONCILIATION
(in millions, except per share amounts)

	Net Income			Diluted EPS		
	Three Months Ended			Three Months Ended		
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	September 30, 2015	December 31, 2014
Net income attributable to Reliance	$ 68.6	$ 51.4	$ 92.3	$ 0.94	$ 0.69	$ 1.18
Acquisition and related charges	—	—	0.1	—	—	—
Gain on acquisition achieved in stages	—	—	(11.4)			(0.15)
Antitrust related litigation gain	(8.6)	—	(1.8)	(0.12)	—	(0.02)
Impairment and restructuring charges	—	55.5	1.0	—	0.75	0.01
Other non-recurring settlement costs	—	—	3.2	—	—	0.04
Income tax expense (benefit), related to above items	3.3	(21.1)	3.6	0.05	(0.28)	0.05
Gain related to sale of non-core assets	—	—	(12.7)	—	—	(0.16)
Income tax expense related to sale of non-core assets	—	—	4.8	—	—	0.06
Net income attributable to Reliance, adjusted	$ 63.3	$ 85.8	$ 79.1	$ 0.87	$ 1.16	$ 1.01

	Net Income		Diluted EPS	
	Twelve Months Ended		Twelve Months Ended	
	December 31, 2015	December 31, 2014	December 31, 2015	December 31, 2014
Net income attributable to Reliance	$ 311.5	$ 371.5	$ 4.16	$ 4.73
Acquisition and related charges	—	0.9	—	0.01
Gain on acquisition achieved in stages	—	(11.4)		(0.15)
Antitrust related litigation (gain) costs	(8.6)	23.2	(0.12)	0.30
Impairment and restructuring charges	56.3	1.0	0.75	0.01
Other non-recurring settlement costs	—	4.2	—	0.05
Income tax benefit, related to above items	(18.1)	(6.4)	(0.24)	(0.08)
Gain, net related to sales of non-core assets	—	(11.6)	—	(0.15)
Income tax expense related to sales of non-core assets	—	8.5	—	0.11

Net income attributable to Reliance, adjusted	$ 341.1	$ 379.9	$ 4.55	$ 4.83

Reliance Steel & Aluminum Co.'s presentation of adjusted net income and adjusted EPS over certain time periods is an attempt to provide meaningful comparisons to the Company's historical performance for its existing and future stockholders. Adjustments to net income and EPS include a gain from its October 2014 acquisition of Acero Prime S. de R.L. de C.V. achieved in stages, legal settlement proceeds, costs and accruals related to certain settled litigation, impairment and restructuring charges related to certain of the Company's energy-related businesses and the anticipated sale or closure of some of those metals service center locations, other charges relating to the consolidation of three of its metals service centers, sale of non-core real estate and sale of certain non-core assets acquired as part of the Metals USA acquisition, which make comparisons to the Company's operating results between periods difficult using GAAP measures.

###

Hogan
Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

January 26, 2016

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Reliance Steel & Aluminum Co. – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of Reliance Steel & Aluminum Co. (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2016 annual meeting of shareholders (the "***2016 proxy materials***") a shareholder proposal and statement in support thereof (the "***Proposal***") received from John Chevedden (the "***Proponent***"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2016 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned by e-mail.

The Company currently intends to file definitive copies of its proxy materials with the Commission on or after April 11, 2016.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following:

"RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "***Nominator***") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "***Disclosure***"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required

> shares were acquired in the ordinary course of business, not to change or influence control at the Company.

> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "***Statement***"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations."

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company

A. Background

Currently, neither the Company's bylaws nor its certificate of incorporation provide a procedure enabling shareholders to nominate directors for inclusion in the Company's proxy statement ("***proxy access***"). The Company's board of directors, however, is expected to approve, at its February 2016 meeting, an amendment to the Company's bylaws, in substantially the form attached to this letter as *Exhibit B*, to provide for proxy access, the same procedure sought by the Proposal. The proxy access provision expected to be approved by the board of directors would satisfy the Proposal's underlying concerns and essential objective of providing shareholders a meaningful proxy access right. The Company therefore believes that it may exclude the Proposal on the basis that the bylaws, once amended to include a provision substantially in the form attached to this letter as *Exhibit B* (the "***Proposed Bylaw Amendment***"), will substantially implement the Proposal.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), the Commission said that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (discussing the rationale for adopting the predecessor to Rule 14a-8(i)(10), which provided as a substantive basis for omitting a shareholder proposal that "the proposal has been rendered moot by the actions of the management"). At one time, the staff interpreted the predecessor rule narrowly, considering a proposal to be excludable only if it had been "'fully' effected" by the company.

See Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the Commission recognized that the staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982 and adopted in 1983 a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (indicating that the staff's "previous formalistic application of" the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy). The Commission later codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the shareholder proposal, however, they nonetheless may be deemed to "compare favorably" with the requested actions. *See, e.g., Walgreen Co.* (avail. Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of supermajority voting requirements in the company's governing documents where the company had eliminated all but one of the supermajority voting requirements); *Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal that requested the company to confirm the legitimacy of *all* current and future U.S. employees because the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal seeking adoption of a standard for independence of the company's outside directors because the company had adopted a standard that, unlike the one specified in the proposal, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions or achieving all the objectives contemplated by the proposal.

Further, the staff has indicated that, when substantially implementing a shareholder proposal, companies may address aspects of implementation on which a proposal is silent or which may differ from the manner in which the proponent would implement the proposal. In a number of cases, companies that have substantially implemented a shareholder proposal that requires a bylaw or certificate amendment have imposed procedural requirements or limitations not contemplated by the shareholder proposal but that are consistent with the proposal's underlying concerns and essential objectives. For example, in *General Electric Company* (avail. Mar. 3, 2015), the company received a shareholder proposal requesting that the board adopt a proxy access bylaw permitting a shareholder or group thereof that has beneficially owned 3% or more of the company's outstanding stock continuously for at least three years to nominate directors to be included in the company's proxy materials, so long as the number of shareholder-nominated candidates appearing in the company's proxy materials does not exceed 20% of the number of directors then serving. The staff concurred that the company had substantially implemented the proposal by adopting a proxy access bylaw that, while consistent in most respects with the shareholder proposal, also imposed additional restrictions not contemplated by the proposal, including: (1) a 20-shareholder cap on the number of shareholders who may aggregate to satisfy the 3% ownership threshold; and (2) several additional representations or undertakings required to be made by the nominating shareholder, including that the shareholder (a) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the company, (b) intends to continue to own the requisite number of shares through the date of the annual meeting and for at least one year following the meeting and (c) will indemnity and hold harmless the company and each of its directors, officers and employees against specified losses arising from nominations submitted by the shareholder.

The staff's conclusion in *General Electric Company* is consistent with prior staff letters allowing companies to exclude shareholder proposals requesting that shareholders be accorded certain rights where the company has already provided for the rights on substantially similar terms but has imposed exceptions or limitations not contemplated by the shareholder proposals. In *Bank of America Corp.* (avail. Dec. 15, 2010), the staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting, where the board had adopted a bylaw giving holders of at least 10% of the company's stock to call a special meeting but imposed additional requirements not outlined in the proposal. The additional requirements included, among others, that shareholders requesting a special meeting must submit (a) a statement regarding the purpose of the meeting, which must be signed by shareholders owning the requisite number of shares, as well as (b) documentary evidence of each such shareholder's record and beneficial ownership of the stock. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the staff concurred that each company could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) because each company had adopted a provision allowing shareholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months. *See also*

Hewlett-Packard Co. (avail. Dec. 11, 2007) (allowing exclusion of a proposal requesting that the board permit shareholders to call a special meeting where the company proposed to adopt a bylaw allowing shareholders to call a special meeting unless the board determined in good faith that the business specified in the shareholders' request had been addressed at a meeting within the past 12 months or would be addressed at an annual meeting within 90 days).

C. The Company's Bylaws, Once Amended by the Board of Directors, Will Substantially Implement the Proposal

The Proposed Bylaw Amendment will substantially implement the proxy access procedure requested by the Proposal. As discussed further below, the Company's proxy access provision addresses substantially every element of the Proposal, and any differences between the Proposal and the Company's proxy access provision should be considered minor and not contrary to the fundamental intent or purpose of the Proposal.

1. Ownership Threshold; Holding Period.

The Proposal would require that a nominating shareholder must "have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination." Sections 1.14(E) and (F) of the Proposed Bylaw Amendment will implement precisely these requirements as follows: Section 1.14(F) provides that "[a]n Eligible Stockholder must have owned (as defined above) continuously for at least three years that number of shares of capital stock as shall constitute 3% or more of the outstanding capital stock of the corporation (the "Required Shares") as of both (i) a date within seven days prior to the date of the Nomination Notice and (ii) the record date for determining stockholders entitled to vote at the annual meeting." For purposes of satisfying this ownership requirement, Section 1.14(E) of the Proposed Bylaw Amendment provides that "[a] person's ownership of shares shall be deemed to continue during any period in which ... the person has loaned such shares, provided that the person has the power to recall such loaned shares on no more than three business days' notice."

2. Number of Nominees.

The Proposal would limit "[t]he number of shareholder-nominated candidates appearing in proxy materials" by capping that number at "one quarter of the directors then serving or two, whichever is greater." The Company's Proposed Bylaw Amendment will implement a similar limit on the number of shareholder-nominated candidates. Section 1.14(D) of the Proposed Bylaw Amendment provides that "[t]he number of Stockholder Nominees . . . appearing in the corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (1) two or (2) 25% of the number of directors in office as of the last day on which a

Nomination Notice may be delivered pursuant to this Section 1.14, or if such amount is not a whole number, the closest whole number below 25%."

3. Aggregation Limit.

The Proposal would permit an "unrestricted number of shareholders" to aggregate their holdings of the Company's capital stock for purposes of satisfying the above-described 3% ownership threshold. The Proposed Bylaw Amendment also will permit shareholders to aggregate their holdings for purposes of satisfying the ownership threshold, with a limit on the number of holders that may aggregate. Section 1.14(A) of the Proposed Bylaw Amendment provides that for purposes of meeting the ownership requirements, shares of the Company's common stock may be aggregated provided that "no more than twenty (20) stockholders" may be included in the group of shareholders whose ownership is aggregated for such purposes. The Company's Proposed Bylaw Amendment is similar in this respect to the proxy access bylaw in *General Electric Company*, where the company's bylaws imposed precisely the same 20-shareholder aggregation limit, whereas the shareholder proposal provided for no such limit.

4. Required Shareholder Representations.

The Proposal would require a shareholder seeking to include nominees in the Company's proxy materials to "certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company." Section 1.14(F)(vii)(A) and Sections 1.14(F)(viii)(B) and (D) of the Proposed Bylaw Amendment contain precisely the same requirements in the form of required representations and undertakings.

The Proposed Bylaw Amendment also requires nominating shareholders to make several additional representations or undertakings including that they: (a) intend to appear in person or by proxy at the annual meeting to present the nomination, (b) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Company and will not engage in a "solicitation" (within the meaning of Rule 14a-1(l) under the Securities Exchange Act of 1934, as amended) in support of any director nominee other than its Stockholder Nominee; (c) will continue to own the required shares through the date of the annual meeting; (d) will indemnify and hold harmless the Company and each of its directors, officers and employees against specified losses arising from nominations submitted by the shareholder; (e) has not nominated and will not nominate for election to the Board of Directors any person other than the Stockholder Nominee(s) being nominated pursuant to Section 1.14 of the Proposed

Bylaw Amendment; and (f) in the case of a shareholder group, will designate one group member authorized to act on behalf of all members with respect to the nomination and related matters. *See* Proposed Bylaw Amendment, Section 1.14(F)(vii) and (viii). Many of these additional representations and undertakings are the same as those adopted by the company in *General Electric Company* even though the shareholder proposal in that situation was silent on those provisions. In general, the staff often has concurred that, when substantially implementing a shareholder proposal, companies may impose procedural requirements or limitations not contemplated by the shareholder proposal but that are consistent with the proposal's underlying concerns and essential objectives. *See, e.g., General Dynamics Corp.* (avail. Feb. 6, 2009); *Hewlett-Packard Co.* (avail. Dec. 11, 2007).

5. *Other Procedural Matters.*

The Proposed Bylaw Amendment also will implement precisely several other portions of the Proposal addressing procedural aspects of proxy access. In particular:

a. *Disclosure Statement*

The Proposal would permit the nominating shareholder to "submit with the Disclosure a statement not exceeding 500 words in support of the nominee." Section 1.14(G) of the Proposed Bylaw Amendment provides that "[t]he Eligible Stockholder may provide to the Secretary of the corporation, at the time the information required by this Section 1.14 is provided, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy."

b. *Information Requirements*

The Proposal would require a nominating shareholder to "give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares." The Proposed Bylaw Amendment specifies the information that a nominating shareholder must provide to the Company about itself and its nominees including, among other information, evidence of the nominee's consent to be named in the proxy materials and the nominating shareholder's ownership of the required number of shares for the required holding period. *See* Proposed Bylaw Amendment, Section 1.14(F)(i)-(ii).

c. *Priority Given to Multiple Nominations*

The Proposal provides that procedures should be adopted for "the priority given to multiple nominations exceeding the one-quarter limit." Section 1.14(D) of the Proposed Bylaw Amendment provides exactly such a procedure:

> In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 1.14 exceeds this maximum number, each Eligible Stockholder will select one Stockholder Nominee for inclusion in the corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the capital stock of the corporation each Eligible Stockholder disclosed as owned in its respective Nomination Notice submitted to the corporation and confirmed by the corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

Although the Company's board of directors has not yet adopted the Proposed Bylaw Amendment, the staff previously has permitted companies to exclude proposals in reliance on Rule 14a-8(i)(10) where the company represents to the staff that its board of directors is expected to take action that would substantially implement the proposal. *See, e.g., Medivation, Inc.* (Feb. 5, 2015); *Starbucks Corporation* (Nov. 27, 2012); *General Dynamics Corporation* (Feb. 6, 2009); *H.J. Heinz Company* (May 20, 2008); and *Johnson & Johnson* (February 19, 2008) (each granting no-action relief where the board of directors of the company was expected to take action to substantially implement the proposal and the company supplementally notified the staff of the board action once taken). The Company has authorized us to represent to the staff that the Company undertakes to notify the staff supplementally of the board's action on the proposed amendment to the Company's bylaws.

CONCLUSION

For all of the reasons stated above, it is our view that the Company may exclude the Proposal from its 2016 proxy materials pursuant to Rule 14a-8(i)(10). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5464. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at john.beckman@hoganlovells.com and by fax at (202) 637-5910.

Sincerely,

John Beckman /az

John Beckman

Enclosures

cc: William A. Smith II (Reliance Steel & Aluminum Co.)
John Chevedden

Exhibit A

Copy of the Proposal and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. William A. Smith
Corporate Secretary
Reliance Steel & Aluminum Co. (RS)
350 S. Grand Ave. Ste 5100
Los Angeles CA 90071
PH: 213 687-7700
FX: 213 687-8792
FX: 866-650-9178
PH: 213-576-2467

REVISED DEC. 7, 2015

Dear Mr. Smith,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 2, 2015
Date

[RS – Rule 14a-8 Proposal, December 2, 2015, Revised December 7, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

Ameritrade

RS

Post-it® Fax Note 7671	Date 12-3-15	# of pages ▶
To William Smith	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 213-687-8792 866-650-9178	Fax #	

December 3, 2015

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since July 1, 2014.

1. Prudential Financial, Inc. (PRU) 50 shares
2. Kohl's Corporation (KSS) 150 shares
3. Reliance Steel & Aluminum Co. (RS) 50 shares
4. L Brands, Inc. (LB) 90 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. William A. Smith
Corporate Secretary
Reliance Steel & Aluminum Co. (RS)
350 S. Grand Ave. Ste 5100
Los Angeles CA 90071
PH: 213 687-7700
FX: 213 687-8792
FX: 866-650-9178
PH: 213-576-2467

Dear Mr. Smith,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — Date: December 2, 2015

[RS – Rule 14a-8 Proposal, December 2, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion according to a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), *Proxy Access in the United States: Revisiting the Proposed SEC Rule*. This shareholder proposal may obtain a high vote at our 2016 annual meeting because shareholders gave 51%-support to a 2015 shareholder proposal at our company for another good governance proposal.

Please vote to enhance shareholder value:
Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Proposed Bylaw Amendment

Section 1.14 Proxy Access.

(A) The corporation shall include in its proxy statement for an annual meeting of stockholders the name, together with the Required Information (as defined below), of any person nominated for election (a "Stockholder Nominee") to the Board of Directors by a stockholder that satisfies, or by a group of no more than twenty (20) stockholders that satisfy, the requirements of this Section 1.14 (an "Eligible Stockholder"), and that expressly elects at the time of providing the notice required by this Section 1.14 (the "Nomination Notice") to have its nominee included in the corporation's proxy materials pursuant to this Section 1.14.

(B) To be timely, a stockholder's Nomination Notice shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or 70 days after such anniversary date, notice by the stockholder, to be timely, must be delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the tenth day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by the corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a Nomination Notice as described above.

(C) For purposes of this Section 1.14, the "Required Information" that the corporation will include in its proxy statement is (1) the information concerning the Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the corporation's proxy statement by the regulations promulgated under the Exchange Act, and (2) if the Eligible Stockholder so elects, a Statement (as defined in Section 1.14(G)). To be timely, the Required Information must be delivered to or mailed to and received by the Secretary within the time period specified in this Section 1.14 for providing the Nomination Notice.

(D) The number of Stockholder Nominees (including Stockholder Nominees that were submitted by an Eligible Stockholder for inclusion in the corporation's proxy materials pursuant to this Section 1.14 but either are subsequently withdrawn or that the Board of Directors decides to nominate as Board of Director nominees), together with any nominees who were previously elected to the Board of Directors as Stockholder Nominees at any of the preceding two annual meetings and who are re-nominated for election at such annual meeting by the Board of Directors, appearing in the corporation's proxy materials with respect to an annual meeting of stockholders shall not exceed the greater of (1) two or (2) 25% of the number of directors in office as of the last day on which a Nomination Notice may be delivered pursuant to this Section 1.14, or if such amount is not a whole number, the closest whole number below 25%. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 1.14 exceeds this maximum number, each Eligible Stockholder will select one Stockholder Nominee for inclusion in the corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the capital stock of the corporation each Eligible Stockholder disclosed as owned in its respective Nomination Notice submitted to the corporation and confirmed by the corporation. If the maximum number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(E) For purposes of this Section 1.14, an Eligible Stockholder shall be deemed to "own" only those outstanding shares of the capital stock of the corporation as to which the stockholder possesses both (1) the full voting and investment rights pertaining to the shares and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (x) sold by such stockholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such stockholder or any of its affiliates for any purposes or purchased by such stockholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding capital stock of the corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (i) reducing in any manner, to any extent or at any time in the future, such stockholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (ii) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such stockholder or affiliate. A stockholder shall "own" shares held in the name of a nominee or other intermediary so long as the stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (1) the person has loaned such shares, provided that the person has the power to recall such loaned shares on no more than three business days' notice; or (2) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the capital stock of the corporation are "owned" for these purposes shall be determined by the Board of Directors, which determination shall be conclusive and binding on the corporation and its stockholders.

(F) An Eligible Stockholder must have owned (as defined above) continuously for at least three years that number of shares of capital stock as shall constitute 3% or more of the outstanding capital stock of the corporation (the "Required Shares") as of both (1) a date within seven days prior to the date of the Nomination Notice and (2) the record date for determining stockholders entitled to vote at the annual meeting. For purposes of satisfying the foregoing ownership requirement under this Section 1.14, (1) the shares of the capital stock of the corporation owned by one or more stockholders, or by the person or persons who own shares of the capital stock of the corporation and on whose behalf any stockholder is acting, may be aggregated, provided that the number of stockholders and other persons whose ownership of shares of capital stock of the corporation is aggregated for such purpose shall not exceed 20, and (2) a group of funds under common management and investment control shall be treated as one stockholder or person for this purpose. No person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 1.14. For the avoidance of doubt, if a group of stockholders aggregates ownership of shares in order to meet the requirements under this Section 1.14, all shares held by each stockholder constituting their contribution to the foregoing 3% threshold must be held by that stockholder continuously for at least three years, and evidence of such continuous ownership shall be provided as specified in this Section 1.14(F).

Within the time period specified in this Section 1.14 for providing the Nomination Notice, an Eligible Stockholder must provide the following information in writing to the Secretary of the corporation:

(i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the requisite three-year holding period) verifying that, as of a date within seven days prior to the date of the Nomination Notice, the Eligible Stockholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Stockholder's agreement to provide, within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Stockholder's continuous ownership of the Required Shares through the record date;

(ii) the written consent of each Stockholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected;

(iii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act, as such rule may be amended;

(iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements, and understandings during the past three years, and any other material relationships, between or among the Eligible Stockholder and its affiliates and associates, or others acting in concert therewith, on the one hand, and each Stockholder Nominee, and each Stockholder Nominee's respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the Eligible Stockholder making the nomination or on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of Item 404 and the nominee were a director or executive officer of such registrant;

(v) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, the Eligible Stockholder, the effect or intent of which is to mitigate loss, manage risk or benefit from share price change for, or maintain, increase or decrease the voting power of, such Eligible Stockholder with respect to shares of stock of the corporation, and a representation that the Eligible Stockholder will notify the corporation in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the later of the record date or the date notice of the record date is first publicly disclosed;

(vi) a representation whether the Eligible Stockholder will engage in a solicitation with respect to the nomination or business and, if so, the percentage of shares of the corporation's capital stock entitled to vote on such matter that are believed or intended to be held by the stockholders to be solicited, the approximate number of stockholders to be solicited if less than all, and the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act, regardless of whether such solicitation is subject to such provision) in such solicitation;

(vii) a representation that the Eligible Stockholder (including each member of any group of stockholders that together is an Eligible Stockholder under Section 1.14) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (B) intends to appear in person or by proxy at the annual meeting to present the nomination, (C) has not nominated and will not nominate for election to the Board of Directors at the annual meeting any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 1.14, (D) has not engaged and will not engage in, and has not and will not be a "participant" in, another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee or a nominee of the Board of Directors, (E) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the corporation and (F) in the case of a nomination by a group of stockholders that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including any withdrawal of the nomination; and

(viii) an undertaking that the Eligible Stockholder agrees to (A) own the Required Shares through the date of the annual meeting, (B) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of the corporation or out of the information that the Eligible Stockholder provided to the corporation, (C) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination, solicitation or other activity by the Eligible Stockholder in connection with its efforts to elect the Stockholder Nominee pursuant to this Section 1.14, (D) comply with all other laws and regulations applicable to any solicitation in connection with the annual meeting and (E) provide to the corporation prior to the annual meeting such additional information as necessary with respect thereto.

(G) The Eligible Stockholder may provide to the Secretary of the corporation, at the time the information required by this Section 1.14 is provided, a written statement for inclusion in the corporation's proxy statement for the annual meeting, not to exceed 500 words, in support of the Stockholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 1.14, the corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(H) Within the time period specified in this Section 1.14 for delivering the Nomination Notice, a Stockholder Nominee must deliver to the Secretary of the corporation a written representation and agreement that the Stockholder Nominee (1) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the corporation, will act or vote on any issue or question, (2) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director, and (3) will comply with all of the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement. At the request of the corporation, the Stockholder Nominee must submit all completed and signed questionnaires required of the corporation's directors and officers. The corporation may request such additional information as necessary to permit the Board of Directors to determine whether each Stockholder Nominee is independent under the listing standards of any stock exchange applicable to the corporation, any applicable rules of the Securities and Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the corporation's directors (the "Applicable Independence Standards"). If the Board of Directors determines that a Stockholder Nominee is not independent under the Applicable Independence Standards, the Stockholder Nominee will not be eligible for inclusion in the corporation's proxy materials.

(I) Any Stockholder Nominee who is included in the corporation's proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election at the annual meeting, or (2) does not receive at least 25% of the votes cast "for" the Stockholder Nominee's election, will be ineligible to be a Stockholder Nominee pursuant to this Section 1.14 for the next two annual meetings.

(J) The corporation shall not be required to include, pursuant to this Section 1.14, any Stockholder Nominees in its proxy materials for any meeting of stockholders (1) for which the Secretary of the corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director set forth in Section 1.13 and such stockholder does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this Section 1.14, (2) if the Eligible Stockholder who has nominated such Stockholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Stockholder Nominee(s) or a nominee of the Board of Directors, (3) who is not independent under the Applicable Independence Standards, as determined by the Board of Directors, (4) whose election as a member of the Board of Directors would cause the corporation to be in violation of these bylaws, the certificate of incorporation, the rules or regulations of any stock exchange applicable to the corporation, or any applicable law, rule or regulation, (5) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (6) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years, (7) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (8) if such Stockholder Nominee or the applicable Eligible Stockholder shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board of Directors, or (9) if the Eligible Stockholder or applicable Stockholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Stockholder or Stockholder Nominee or fails to comply with its obligations pursuant to this Section 1.14.

(K) Notwithstanding anything to the contrary set forth herein, the Board of Directors or the person presiding at the meeting shall declare a nomination by an Eligible Stockholder to be invalid, and such nomination shall be disregarded notwithstanding that proxies in respect of such vote may have been received by the corporation, if (1) the Stockholder Nominee(s) and/or the applicable Eligible Stockholder shall have breached its or their obligations, agreements or representations under this Section 1.14, as determined by the Board of Directors or the person presiding at the annual meeting of stockholders, or (2) the Eligible Stockholder (or a qualified representative thereof) does not appear at the annual meeting of stockholders to present any nomination pursuant to this Section 1.14.

(L) The Eligible Stockholder (including any person who owns shares of capital stock of the corporation that constitute part of the Eligible Stockholder's ownership for purposes of satisfying Section 1.14(F) hereof) shall file with the Securities and Exchange Commission any solicitation or other communication with the corporation's stockholders relating to the meeting at which the Stockholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

(M) For purposes of this Section 1.14, (1) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (2) "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or other national news service or in a document publicly field by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) the Exchange Act and the rules and regulations promulgated thereunder.